

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Joseph Wade
President
Capall Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

>   **Re: Capall Stables, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed March 18, 2013**
>   **File No. 333-185664**

Dear Mr. Wade:

    We have reviewed your responses to the comments in our letter dated March 11, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1 and the disclosure on page 1 that you have changed your name to Capall Stables, Inc. Please file an updated legal opinion reflecting your new name.

2. Prior to effectiveness, the independent accountant's consent in Exhibit 23.1 must be revised and updated. Specifically, the date of the accountant's report in Exhibit 23.1 should match the report date on page F-2. In addition, Exhibit 23.1 should be revised to also give the independent accountant's consent for their inclusion as a named expert in Item 10 of the Form S-1.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor